UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 27, 2012

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

April 27, 2012.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Ref. Transportadora de Gas del Sur S.A. (“TGS”)

Dear Sirs,

The purpose hereof is to inform you -pursuant to the requirements of the regulations under the United States Securities and Exchange Act- that in its meeting held on April 26, 2012, TGS’ Board of Directors approved the terms and conditions of the offer made by TGS to Compañía Mega S.A. for the rendering of the Dispatch Service of the Refrigerated Liquefied Petroleum Gas owned by Compañía Mega S.A. to oil tankers through TGS’ facilities, due on October 31, 2015 (the “Offer”).

Prior to the approval of said Offer and in compliance with section 73 of Law 17,811 of the Argentine Securities and Exchange Commission, the Chairman of TGS’ Board of Directors requested the Auditing Committee to evaluate said transaction. The Auditing Committee members concluded that the terms and conditions of the Offer can be reasonably considered under ordinary and regular market conditions. In order to draw up said considerations, the Auditing Committee requested the opinion of one external specialist.

Finally, it should be pointed out that the Auditing Committee’s opinion, as well as the report issued by the external specialist on which said opinion was based, are available for consultation by accredited shareholders if so desired, at TGS’ principal office.

Sincerely,

Adrián Hubert

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: April 27, 2012